UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Pasithea Therapeutics Corp.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

70261F103
(CUSIP Number of Class of Securities)

Dr. Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139
(702) 514-4174
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

James O’Grady, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Telephone: (212) 262-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Pasithea Therapeutics Corp., a Delaware corporation ( “Pasithea” or the “Company”), with the Securities and Exchange Commission on August 9, 2023, as amended on August 14, 2023. The Schedule TO relates to the offer by the Company to purchase up to 5,714,285 shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $0.70 per Share, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

The information contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

In the Summary Term Sheet, the second paragraph to the answer to the question “What is the purpose of the Offer?” is replaced with the following:

In determining to proceed with the Offer, the Special Committee (as defined in Section 2) and the Board of Directors considered, among other things, the limited liquidity available to stockholders wishing to sell all or a portion of their Shares in the open market, as well as the impact of a large number of such sales on the price of the Shares. In consultation with management, the Special Committee and the Board of Directors also reviewed the Company’s operating budget and financial projections prepared by management through the fourth quarter of 2024 and considered the cash requirements to advance the Company’s lead clinical asset, PAS-004, to the receipt of preliminary clinical data, which is anticipated to occur in the second or third quarter of 2024. The Special Committee and the Board of Directors considered the receipt of clinical data to be an important developmental milestone, and in consultation with its financial advisors, considered the capital raising opportunities that might be available to the Company to continue the clinical development and commercialization of PAS-004 and the advancement of the Company’s other pre-clinical assets if the results were positive. The Special Committee and the Board of Directors also received a solvency opinion from an independent financial advisor as to matters relating to the financial condition of the Company after giving effect to the Offer upon the terms set forth in this Offer to Purchase, including an aggregate purchase price of up to $4.0 million. In consideration of, among other things, the solvency opinion and the other financial information reviewed by the Special Committee and the Board of Directors, the Special Committee and the Board of Directors concluded that the Company had sufficient surplus and lawfully available funds to the consummate the Offer  and that the Offer would not impair the Company’s ability to continue as a going concern or render the Company insolvent. Accordingly, in consideration of the recommendation of the Special Committee to approve the Offer, the Board of Directors approved the Offer on the terms reflected in this Offer to Purchase.

In the Summary Term Sheet, the answer to the question “Once I have tendered Shares in the Offer, may I withdraw my tendered Shares?” is replaced with the following:

Except as otherwise provided in Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. If, following the Expiration Date, we have not accepted for payment the Shares you have tendered to us by 5:00 P.M., New York City time, on October 6, 2023, the 40th business day from the commencement of the Offer, you may also withdraw your Shares at any time thereafter.

In the Summary Term Sheet, the first sub-bullet to the second bullet in the answer to the question “Are there any conditions to the Offer?” is replaced with the following:

any general suspension of trading in securities on any United States national securities exchange or in the over-the-counter market;

In the Summary Term Sheet, the third sub-bullet to the second bullet is revised as follows:

a material change in United States exchange rates or a suspension of or limitation on the markets therefor;

In Item 2 (Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals), the fourth paragraph under “Purpose of the Offer” is replaced with the following:

In determining to proceed with the Offer, the Special Committee and the Board of Directors considered, among other things, the limited liquidity available to stockholders wishing to sell all or a portion of their Shares in the open market, as well as the impact of a large number of such sales on the price of the Shares. In consultation with management, the Special Committee and the Board of Directors also reviewed the Company’s operating budget and financial projections prepared by management through the fourth quarter of 2024 and considered the cash requirements to advance the Company’s lead clinical asset, PAS-004, to the receipt of preliminary clinical data, which is anticipated to occur in the second or third quarter of 2024. The Special Committee and the Board of Directors considered the receipt of clinical data to be an important developmental milestone, and in consultation with its financial advisors, considered the capital raising opportunities that might be available to the Company to continue the clinical development and commercialization of PAS-004 and the advancement of the Company’s other pre-clinical assets if the results were positive. The Special Committee and the Board of Directors also received a solvency opinion from an independent financial advisor as to matters relating to the financial condition of the Company after giving effect to the Offer upon the terms set forth in this Offer to Purchase, including an aggregate purchase price of up to $4.0 million. In consideration of, among other things, the solvency opinion and the other financial information reviewed by the Special Committee and the Board of Directors, the Special Committee and the Board of Directors concluded that the Company had sufficient surplus and lawfully available funds to the consummate the Offer  and that the Offer would not impair the Company’s ability to continue as a going concern or render the Company insolvent. Accordingly, in consideration of the recommendation of the Special Committee to approve the Offer, the Board of Directors approved the Offer on the terms reflected in this Offer to Purchase.

In Item 4 (Withdrawal Rights), the first paragraph is replaced with the following:

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares previously tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, pursuant to the procedures we describe below. If, following the Expiration Date, we have not accepted for payment the Shares you have tendered to us by 5:00 P.M., New York City time, on October 6, 2023, the 40th business day from the commencement of the Offer, you may also withdraw your Shares at any time thereafter.

In Item 7 (Conditions of the Offer), the first paragraph is replaced with the following:

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, if, at any time on or after the commencement of the Offer and prior to the Expiration Date, any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the Shares in the Offer:

In Item 7 (Conditions of the Offer), the first sub-bullet to the second bullet is revised as follows:

any general suspension of trading in securities on any United States national securities exchange or in the over-the-counter market;

In Item 7 (Conditions of the Offer), the third sub-bullet to the second bullet is revised as follows:

a material change in United States exchange rates or a suspension of or limitation on the markets therefor;

In Item 7 (Conditions of the Offer), the last paragraph is replaced with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date, subject to applicable laws. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties; provided, however, stockholders are not foreclosed from challenging our determination in a court of competent jurisdiction. See Section 14.

In Item 10 (Certain Information Concerning Us), the  second full paragraph under “Incorporation by Reference” is  replaced with the following:

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase. However, were any material changes to occur that would require amendment to the Offer to Purchase, we would amend the Offer to Purchase and any related document(s) to disclose such information.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Purchase, dated August 9, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated August 9, 2023.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	None.
(c)	None.
(d)(1)
Executive Employment Agreement, dated as of January 1, 2022, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.15 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(2)	Employment Agreement with Daniel Schneiderman (incorporated by reference to exhibit 10.1 of the Company’s Form 10-Q, filed with the Commission on November 14, 2022).
(d)(3)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(4)
Form of Indemnification Agreement for Officers and Directors (incorporated by reference to exhibit 10.8 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).

(d)(5)
Stock Option Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.16 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(6)
Restricted Stock Unit Agreement, dated December 20, 2021, between Pasithea Therapeutics Corp. and Dr. Tiago Reis Marques (incorporated by reference to exhibit 10.17 of the Company’s Form 10-K/A, filed with the Commission on May 12, 2022).

(d)(7)	2021 Incentive Plan (incorporated by reference to exhibit 10.7 of the Company’s Form S-1 (File No. 333-255205), filed with the Commission on April 13, 2021, as amended).
(d)(8)
Membership Interest Purchase Agreement entered into June 21, 2022, by and among Pasithea Therapeutics Corp., Alpha-5 integrin, LLC, and certain Sellers (as defined in the agreement) (incorporated by reference to exhibit 2.01 of the Company’s Form 10-Q, filed with the Commission on August 15, 2022).

(d)(9)
Membership Interest Purchase Agreement dated October 11, 2022 by and among Pasithea Therapeutics Corp., AlloMek Therapeutics, LLC, the Persons listed on Schedule 1.1 thereto, and Uday Khire, not individually but in his capacity as the representative of the Persons listed on Schedule 1.1 thereto (incorporated by reference to exhibit 2.1 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).

(d)(10)	Form of Lock-up Agreement dated October 11, 2022 (incorporated by reference to exhibit 2.1 of the Company’s Form 8-K, filed with the Commission on October 12, 2022).
(d)(11)
Settlement and Cooperation Agreement dated December 9, 2022, by and between Pasithea Therapeutics Corp. and Camac Fund, LP and its affiliates (incorporated by reference to exhibit 10.1 of the Company’s Form 8-K, filed with the Commission on December 14, 2022).

(d)(12)
Offer of Employment, dated as of June 21, 2022, between Pasithea Therapeutics Corp. and Dr. Graeme Currie (incorporated by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 11, 2023).

(e)	None.
(f)	None.
(g)	None.
(h)	None.
107*	Filing Fee Table.
*	Filed Previously

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pasithea Therapeutics Corp.	By:	/s/ Tiago Reis Marques
Tiago Reis Marques
Chief Executive Officer

Date: August 21, 2023